Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated February 13, 2019, with respect to the consolidated financial statements of Hilton Worldwide Holdings Inc. included in the Registration Statement and related Prospectus of Hilton Domestic Operating Company for the registration of $1,500,000,000 of 5.125% Senior Notes due 2026.

/s/ Ernst & Young LLP

Tysons, Virginia

March 29, 2019